No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005232

Act Securities Exchange Act of 1934
Section §17
Rule 17a-5
Public
Availability 02/08/04

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

January 22, 2004

Mr. Robert Maggiacomo
CEO and Managing Partner
Synergy Advisors, LLC
2121 Rosecrans Avenue, Suite 2330
El Segundo, CA 90245

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Maggiacomo:

We have received your letter dated January 5, 2004, in which you request on behalf of Synergy Advisors, LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 24, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 24, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003. You have stated that the Firm did not generate or otherwise accrue any revenue in the fiscal year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 24, 2003, the effective date of the Firm's registration with the Commission.

1279083

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Staff Attorney

cc: Susan Demando, NASD Regulation

Mandy

SECURITIES AND EXCHANGE COMMISSION
JAN 8 2004
DIVISION OF MARKET REGULATION

SYNERGY
ADVISORS, LLC
2121 ROSECRANS AVENUE
SUITE 2330
EL SEGUNDO, CA 90245
(310) 414-3200 PHONE
(310) 414-0700 FAX

FACSIMILE TRANSMITTAL SHEET

TO: Michael Macchiaroli	FROM: Bob Maggiacomo
COMPANY: SEC	DATE: 1/5/2004
FAX NUMBER: (202) 942-9643	
TOTAL NO. OF PAGES INCLUDING COVER: 3	
RE: Request for exemption from SEC Rule 17a-15	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Please see attached letter, a hard copy of which will also be mailed to your office. Thanks.

Attached is a copy of what I faxed on 1/5/04

This fax is CONFIDENTIAL and intended solely for the individual addressee(s). If you received this fax in error, please destroy it and notify sender. Thanks.

SYNERGY
ADVISORS, LLC

Robert M. Maggiacomo
CEO & MANAGING PARTNER

January 5, 2004

Mr. Michael Macchiaroli
Securities and Exchange Commission
Division of Market Regulation
Officer of Risk Management and Control
450 5th Street, NW
Washington D.C. 20549

Via fax: (202) 942-9643

Re: Request for an exemption from SEC Rule 17a-5

Dear Mr. Macchiaroli:

It was a pleasure speaking with you earlier today. As we briefly discussed, Synergy Advisors, LLC (CRD # 128264) ("Synergy" or "Firm") was recently approved for membership with the NASD on November 24, 2003. The Firm is a limited broker/dealer engaged primarily in Mergers and Acquisitions advisory services and other Corporate Finance advisory services, and to a lesser degree, Private Placements. Having received approval so late in the year, the Firm has only just begun its operations. As a result, the Firm did not conduct any significant business activities prior to December 31, 2003. In fact, the firm did not generate or otherwise accrue any revenue in the fiscal year ended 12/31/03. As such, the year-end annual audit for 2003 would only cover about one month during which the Firm conducted no fee business (due primarily to potential client companies dealing with year-end issues and the holidays), and thus only reflect expenses (relatively modest given that we only had five registered representatives who do not draw a salary).

In an effort to save the unnecessary expense and resources of conducting an annual audit for the period of approximately one month, Synergy is formally requesting an exemption from this requirement for the year ending 2003, under SEC Rule 17a-5(l). The Firm has retained the services of Kevin G. Breard (CA CPA # AC3059) ("Breard") and has notified Mr. Breard of this request. If our exemption request is approved, next year we would submit a normal annual audit for calendar year 2004. However, if you were to require it, next year we could also include the period from November 24, 2003 through December 31, 2003. In that case, the Firm would ensure that Mr. Breard's annual audit of the Firm for the year ending 2004 would include a review of the financial statements and related books and records from period beginning November 24, 2003 and ending December 31, 2004. The Firm will, should this Commission request, provide written acknowledgement of this from Mr. Breard.

2121 ROSECRANS AVENUE, SUITE 2330 EL SEGUNDO, CA 90245
310.414.3200 TEL 310.414.0700 FAX

Synergy and its principals appreciate your consideration of this request and wish to thank you in advance for your assistance with this matter. Should you have any questions or need any additional documentation please do not hesitate to contact me at your earliest convenience (office: 310-414-3200). We have faxed this letter to you and will also forward a hard copy for your records.

Regards,

Robert Maggiacomo

Robert Maggiacomo

Cc: Mr. Kevin G. Breard